SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH June, 2012
(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

MATERIAL FACT

Extension of the Period for the Public Offer of Exchange of Shares for Delisting and Resulting Exit from Corporate Governance Level 2 at BM&FBOVESPA relating to TAM S.A. (“Offer”)

TAM S.A., LAN Airlines S.A., Holdco II S.A. and Banco Itaú BBA S.A., in its capacity as the Offer intermediary institution, hereby inform the holders of common and preferred shares of TAM that, in view of LAN’s waiver of the condition set out in item 4.4.1 of the public notice for the Offer published on May 10, 2012 (the “Public Notice”), the Offer will be extended for a further ten (10) calendar days as from the date this material fact is published; consequently, the auction initially slated to occur on this date through the Bovespa electronic trading system at BM&FBOVESPA is postponed to June 22, 2012, at 10 a.m. (São Paulo time), which will henceforth be the Auction Date as per the Public Notice.

On or before noon of the day before the new auction date, i.e., June 21, 2012:

(a)  the TAM shareholders that have not qualified and are willing to join the OPA must enroll at Itaú Corretora or at any other brokerage firm authorized to act in the BOVESPA segment of BM&FBOVESPA, following the same procedures set out in item 5 of the Public Notice; and

(b)  the TAM shareholders that have qualified, but are willing to withdraw their selling orders and/or notice of consent to or disagreement with delisting, must give their written order to the brokerage firm in charge of their qualification for the Offer.

On or before 6:00 p.m. (São Paulo time) on June 21, 2012, the last business day immediately before the Auction Date, the brokerage firms representing the Qualified Shareholders must inform BM&FBOVESPA, through the Bovespa electronic trading system under codes TAMM3L (common shares) and TAMM4L (preferred shares), about the number of Shares held by the Qualified Shareholders and which will be represented by such brokerage firms at the Auction, and must also submit a list of the shareholders that have completed the Delisting consent or disagreement options, as per items 5.3.2 and 5.3.3 of the Public Notice.

Below is the Offer schedule, considering the new Auction Date:

Date	Estimated time	Event
13/6/2012	-	Publication of this Material Fact
June 21, 2012 Business Day before the Auction	12h00	Deadline for qualification of new shareholders
	18h00	Deadline for registration and cancellation of selling orders and delivery of forms
	18h00	Deadline for transfer of the new adhering shareholders’ shares held in custody at the Bookrunner
	18h00	Deadline for transfer of the new adhering shareholder’s shares held at the clearinghouse of BM&FBOVESPA
	18h00	Notice by the brokerage firms to BM&FBOVESPA about the quantity of Shares held by the Qualified Shareholders, which will be represented by such firms at the Auction
June 22, 2012	8h00	Notice by the Offerors about their adhesion to the US Exchange
	9h00	Notice of adhesion to the Offer and to the US Exchange
	9h30	Subscriptions
	10h00	Auction
June 27, 2012	-	Settlement of the Offer
June 22, 2012 to September 21, 2012	-	Term for disposal of the remaining Shares by interested shareholders, if Delisting is obtained.

The other terms and conditions of the Public Notice remain unchanged.

The Public Notice is available on the following websites:

•         www.cvm.gov.br, on this page, click at “Participantes do Mercado”, then at “Companhias Abertas”, then at “ITR, DFP, IAN, IPE e outras Informações”, type “TAM S.A.” and/or “LAN Airlines S.A.”, then click at “TAM S.A.” and/or “LAN AIRLINES S.A., click at “OPA - Edital de Oferta Pública de Ações”, and, finally, click at the Public Notice;

•         www.bmfbovespa.com.br, on this page, click at “empresas listadas”, type “TAM S.A.” and/or “LAN Airlines S.A.”, click at “TAM S.A.” and/or “LAN Airlines S.A.”, click at “Informações Relevantes”, then at “OPA - Edital de Oferta Pública de Ações” and, finally, at the Public Notice;

•         www.itaubba.com.br/portugues/atividades/prospectos.asp, on this site, click at “Edital OPA Tam S.A”;

•         www.tam.com.br/ri, on this page, access “Press Release” and then click at the Public Notice; and

•         http://www.lan.com/upload/pdf/cvm_edital_ir.pdf

São Paulo, June 12, 2012.

TAM S.A.

LAN Airlines S.A.

Holdco II S.A.

Banco Itaú BBA S.A.

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 12, 2012

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.